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SEC FILE NUMBER
333-145507

CUSIP NUMBER
68216A104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):     ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: May 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

PART I
REGISTRANT INFORMATION

Omnimmune Holdings, Inc.
Full Name of Registrant

Roughneck Supplies, Inc.
Former Name if Applicable

4600 Post Oak Place, Suite 352
Address of Principal Executive Office (Street and Number)

Houston, TX 77027
City, State and Zip Code

PART II
Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Omnimmune Holdings, Inc. (“Omnimmune”) is required to file a final Form 10-K for Roughneck Supplies, Inc. (“Roughneck”), its predecessor-in-interest after a recent reverse merger, for Roughneck’s year ended May 31, 2008.  Omnimmune is compiling Roughneck’s year end financial statements and has been unable as of the current date to obtain all such final information from Roughneck’s auditors.  As a result, Omnimmune will be delayed in the filing of Roughneck’s Form 10-K for the year ended May 31, 2008.  Omnimmune intends to file such Form 10-K on or before September 15, 2008.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Matthew T. Franklin	(205)	254-1405
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?   ☐  Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Omnimmune Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2008	By:	/s/ Harris A. Lichtenstein
Harris A. Lichtenstein, Ph.D. President and Chief Executive Officer